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                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934


                            For the Month of May 2003



                          Gilat Satellite Networks Ltd.
                          -----------------------------
                 (Translation of Registrant's Name into English


                        Gilat House, Yegia Kapayim Street
                  Daniv Park, Kiryat Arye, Petah Tikva, Israel
                  --------------------------------------------
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X    Form 40-F
                                -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes         No    X
                                -------    -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---

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Attached hereto is Registrant's press release dated May 22, 2003, announcing results of operations for the First quarter ended March 31, 2003, and announcing that Registrant's subsidiary, Spacenet, has signed several new agreements including with Beall's Outlet retail stores, restaurant franchisees Valenti Management and Bartlett Management Services, Rare Hospitality International (restaurants), and the completion of a 6,000-site deployment for retailer Dollar General and the renewal of its contract with Bob Evans restaurants until 2008.



This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-4 of Gilat Satellite Networks Ltd. (333-71422), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242) and (No. 333-12698) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).





                                    Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           Gilat Satellite Networks Ltd.
                                           (Registrant)


                                           By: /s/ Yoav Leibovitch
                                              ---------------------------
                                                   Yoav Leibovitch
                                                Chief Financial Officer


Dated: May 27, 2003

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May 22, 2003

GILAT ANNOUNCES 2003 FIRST-QUARTER RESULTS

Press here to view Balance Sheet and P&L
----------------------------------------

Petah Tikva, Israel, May 22, 2003 - Gilat Satellite Networks Ltd. (Nasdaq:
GILTF), a worldwide leader in satellite networking technology, today reported its results for the quarter ended March 31, 2003. Revenues were US$51.1 million for the first quarter of 2003. Operating loss for the first quarter was US$25.2 million and net income was US$150.2 million or US$43.9 per share, mostly due to a US$181.1 million gain and US$5.7 million in tax expenses relating to the company's recently completed debt restructuring.

The Company improved its total cash balance by US$1.1 million in the quarter, bringing its total cash balance (including cash and cash equivalents, short term bank deposits, short and long term restricted cash less short term bank credits) to US$71.9 million as of the quarter's end. In addition to this cash balance, the company reported an additional US$18.6 million of restricted cash held by trustees emanating from the Compartel agreement in Colombia, announced in the fourth quarter of 2002.

The Company also announced that its Spacenet subsidiary has signed several new agreements including with Beall's Outlet retail stores, restaurant franchisees Valenti Management and Bartlett Management Services, Rare Hospitality International (restaurants), the completion of a 6,000-site deployment for retailer Dollar General and the renewal of its contract with Bob Evans restaurants until 2008.

GILAT ANNOUNCES SEVERAL NEW CONTRACTS WITH ITS SPACENET SUBSIDIARY AND MAJOR AGREEMENT IN RUSSIA

o Spacenet has been chosen to provide a satellite-based broadband data network to a minimum of 300 Beall's Outlet retail stores, with the potential to grow to 600 locations. Beall's, which currently maintains a terrestrial Frame Relay network to interconnect its stores, estimates that it will achieve substantial savings in monthly per-site network service costs by switching to the Spacenet VSAT network. The five-year agreement calls for Spacenet to deploy VSAT terminals at Beall's Outlet locations across the Southeastern US.

o Spacenet has been chosen by leading restaurant franchisees Valenti Management and Bartlett Management Services to provide a broadband satellite network for 150 Wendy's and KFC restaurants in the Eastern and Central US. Spacenet's VSAT network will be used to support the Valenti and Bartlett critical back-office applications, store polling and credit authorization connectivity requirements.

o Spacenet signed an agreement with RARE Hospitality International Inc. to deploy the company's Connexstar broadband service at 200 RARE Hospitality restaurant locations. Deployment of Spacenet's Connexstar 500 service is expected to begin immediately at LongHorn Steakhouse and Bugaboo Creek Steakhouse restaurants across the country.

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o Spacenet announced that it has completed the deployment of Dollar General's
6,000th store location. Dollar General expects to open approximately 650 new stores in the coming year, and plans to deploy Spacenet VSATs at each new store as they are opened. Dollar General contracted with Spacenet in March 2001 to provide always-on broadband connectivity to support its POS and back-office applications. At that time, Dollar General had approximately 4,900 stores and was just beginning the deployment of new POS systems and applications. Since then, Dollar General has grown to more than 6,000 stores, and has deployed a suite of new applications.

o In addition, Spacenet signed a contract extension with Bob Evans Farms Inc. to continue provision of VSAT broadband service to Bob Evans' stores until 2008. Spacenet's Connexstar Enterprise service, initially deployed in August 2000 at 427 Bob Evans Farms locations, has since grown to encompass 518 locations. The Spacenet network supports a variety of critical applications for Bob Evans Farms locations, including point-of-sale polling, credit card authorization and back office/groupware applications.

o Last week, Gilat announced that it has signed an agreement with the Russian Satellite Communications Company (RSCC) and the gaming company, Jackpot, to deploy a Skystar 360E hub and VSAT network with 500 sites throughout the Russian Federation. RSCC is Russia's largest satellite operator, with ownership of all Russian satellites. The project allows for network-wide gambling for Jackpot customers at the gaming sites on-line, as well as an independent network for data transfer within the Jackpot organization.

ABOUT GILAT SATELLITE NETWORKS LTD.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America, Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at WWW.GILAT.COM. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the

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market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

GILAT INVESTOR CONTACT:
TIM PERROTT,
VP, INVESTOR RELATIONS (USA)
TEL: +703-848-1515
tim.perrott@spacenet.com
------------------------

GILAT MEDIA CONTACT:
BARRY SPIELMAN,
DIRECTOR CORPORATE MARKETING
TEL: +(972)3-925-2201
barrys@gilat.com
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